News Release

RESIN SYSTEMS’S CALGARY PLANT BEGINS PRODUCTION AND CUSTOMER SHIPMENTS

Edmonton, Alberta, November 30, 2005: Resin Systems Inc. (RS – TSX Venture / RSSYF – OTCBB), a composite material products technology company through its operating division, RS Technologies (“collectively RS”), is pleased to announce that commercial production of its RStandard™ utility structures have started from the first production cell at its Calgary, Alberta plant. In addition, installation of the second production cell, announced on August 2, 2005, is currently underway and will be operational in Q1 2006. At full capacity, the two production cells are capable of producing approximately $50 million USD of RStandard utility structures annually.

Shipments of RStandard utility structures have now started from the Calgary plant. The first container of poles has been shipped to a European Union (“EU”) energy producer and is the first shipment of a $26 million USD order announced on August 9, 2005. The order is for utility poles ranging in lengths from 32 metres (105 feet) to 36 metres (120 feet) and will be filled over the next two years.

“We are pleased that our Calgary plant is up and running, and starting customer shipments,” said Greg Pendura, Chairman, President & Chief Executive Officer. “We are now filling orders and working on our growing backlog.”

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes. The foundation of these solutions is based on the company’s proprietary polyurethane Version™ resin system. RS is continuously building on this foundation through additional patent pending and trade secret knowledge. The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is commercializing the RStandard for sale to power utility companies both domestically and internationally. The RStandard modular composite utility pole application is the winner of the 2005 ACE award from the American Composites Manufacturers Association for the most creative application and innovative use of composites material.

For the latest on the company’s developments, click on “Latest News” on www.grouprsi.com.

“Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Jennifer Handshew / Joe Gallo

Chairman, President and Chief Executive Officer

Public Relations

Resin Systems Inc.

KCSA

Ph: (780) 482-1953

Ph: (212) 896-1272 / (212) 896-1269

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

jhandshew@kcsa.com / jgallo@kcsa.com

www.grouprsi.com

www.kcsa.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control  Many of these risks and uncertainties are described in RS's revised annual information form dated June 29, 2005, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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